UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                               (Amendment No. 53)


                    Under the Securities Exchange Act of 1934


                         Casual Male Retail Group, Inc.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    25057L102
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                April 17, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|



                                        SCHEDULE 13D
CUSIP No. 25057L102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jewelcor Management, Inc.                               23-2331228
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|

                                                            (b)   [x]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                              |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           227,059(1)
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            0
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              227,059(1)
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    0
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    227,059(1)
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.65%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________


(1) Represents warrants to purchase an aggregate of 227,059 shares of Common Stock, all of which are immediately exercisable.



SCHEDULE 13D
Cusip No. 25057L102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Seymour Holtzman
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|

                                                            (b)   [x]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         PF
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                            |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           5,873,038(1)
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            0
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              5,873,038(1)
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    0
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    5,873,038(1) -- See Item 5
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    16.76%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________


(1) Includes options and warrants to purchase an aggregate of 1,917,059 shares of Common Stock, 1,757,059 of which are immediately exercisable, 53,333 are exercisable on May 9, 2006, 53,333 are exercisable on May 9, 2007 and 53,334 are exercisable on May 9, 2008.



                                  SCHEDULE 13D
CUSIP No. 25057L102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Evelyn Holtzman
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|

                                                            (b)   [x]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                            |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            0
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    0
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    0 -- See Item 5
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________




                                  SCHEDULE 13D
CUSIP No. 25057L102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            S.H. Holdings, Inc.                                    23-2512788
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|

                                                            (b)   [x]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                            |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            0
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    0
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    0 -- See Item 5
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________





                                  SCHEDULE 13D
CUSIP No. 25057L102
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jewelcor Incorporated                                24-0858676
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|

                                                            (b)   [x]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                            |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            0
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    0
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    0 -- See Item 5
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________




            This Amendment No. 53 amends and supplements the Schedule 13D, dated November 27, 1998, as amended to date (the "Schedule 13D"), originally filed with the Securities and Exchange Commission by Jewelcor Management, Inc. ("JMI") and others with respect to the common stock, $.01 par value (the "Common Stock"), of Casual Male Retail Group, Inc., a Delaware corporation (the "Company"). The address of the principal business and principal offices of the Company is 555 Turnpike Street, Canton, Massachusetts 02021.


Item 4. Purpose of Transaction

         Item 4 is hereby amended and supplemented as follows:
        On April 17, 2006, Seymour and Evelyn Holtzman (collectively Holtzman) and Deutsche Bank Alex. Brown ("DB") entered into a pre-arranged stock trading plan pursuant to Rule 10b5-1 under the Exchange Act.

        Pursuant to, but subject to the terms and conditions of, this plan, DB will sell up to 300,000 shares of Common Stock per month for four consecutive months beginning December 1, 2006.

        Holtzman entered into the plan primarily for estate and tax planning purposes and also to avail themselves of the benefits of Rule 10b5-1 under the Exchange Act.

      Item 5(a)-(b) of the Schedule 13D, "Interest in Securities of the Issuer," is amended and supplemented as follows:

            As of April 19, 2006, the Reporting Entities included in this filing beneficially own an aggregate of 5,873,038 shares of Common Stock, representing approximately 16.76% of the outstanding shares of Common Stock based upon the 35,038,632 shares of Common Stock outstanding as of March 29, 2006 as reported by the Company in its Form 10-k filed on March 31, 2006.

            Seymour Holtzman's ownership includes an option grant of 160,000 shares that was granted on May 9, 2005 and vests one third per year on each of the first three anniversaries of the grant. As of April 19, 2006, Seymour Holtzman may be deemed to have a direct beneficial ownership of 5,873,038 shares of Common Stock, including options to purchase 1,690,000 shares of Common Stock, 1,530,000 of which are currently exercisable, and, by virtue of the relationship described in Item 2 of the Schedule 13D, indirect beneficial ownership of 227,059 shares of Common Stock acquirable upon exercise of warrants held by JMI, an entity of which Mr. Holtzman is controlling shareholder, representing an aggregate of approximately
16.76% of the outstanding shares of Common Stock.

            As of April 19, 2006, JMI beneficially owned an aggregate of 227,059 shares of Common Stock, representing approximately 0.65% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

      Item 7. Material to Be Filed as Exhibits.

Exhibit 1 - Rule 10b5-1 Sales Plan Agreement.
Exhibit 2 - Schedule A - Attachment to Agreement.



                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 19, 2006

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                           --------------------
                                           Name: Seymour Holtzman
                                           Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                           --------------------
                                           Name: Seymour Holtzman
                                           Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                           --------------------
                                            Name: Seymour Holtzman
                                            Title: President


                                       /s/ Seymour Holtzman
                                       --------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       -------------------
                                       Evelyn Holtzman